EXHIBIT 99.3

U.S. Department of Energy’s National Energy Technology Laboratory Announces Investment to Further Develop

LH CO2MENT Colorado Project, Carbon Capture Technology

Next phase of project feasibility study to commence, will develop facility design to support capture, use and storage of 2 million tonnes of carbon dioxide annually

Chicago/Houston/Vancouver/Paris, September 17, 2020 – On September 1, the United States Department of Energy’s National Energy Technology Laboratory (DOE-NETL) awarded $1.5 million in federal funding for cost-shared research and development to support the initial engineering analysis and advancement of the LH CO2MENT Colorado Project, which was the subject of a scoping study launched earlier this year. The commercial-scale carbon-capture project, based in Florence, Colorado, is a partnership of Svante Inc., LafargeHolcim, Kiewit Engineering Group Inc., Oxy Low Carbon Ventures, LLC (OLCV), a wholly-owned subsidiary of Occidental, and Total.

With the successful completion of the initial scoping study in June 2020 and confirmation of DOE funding, the partnership has committed to the next project phase to evaluate the feasibility of the facility designed to capture up to 2 million tonnes of carbon dioxide per year directly from the Holcim cement plant and the natural gas-fired steam generator, which would be sequestered underground permanently by Occidental.

“Oxy Low Carbon Ventures is leveraging Occidental’s 40 years of experience in securely storing CO2 in geologic formations to advance permanent sequestration as a solution that supports global emissions reduction efforts through carbon retirement,” said Oxy Low Carbon Ventures President Richard Jackson. “This partnership is a powerful example of how cross-industry collaboration can help progress carbon capture, utilization and storage projects that will be critical to accelerating the transition to a lower-carbon world.”

The carbon-capture facility under review will employ Svante’s solid sorbent technology to capture carbon directly from the cement kiln as a non-intrusive “end-of-the-pipe’’ solution.

“We have been very vocal about the importance we place on finding and accelerating global solutions to reduce our carbon footprint,” said Jamie Gentoso, CEO, U.S. Cement for LafargeHolcim. “Effective and efficient large scale carbon capture technology will be a profound advancement for many industries. This U.S. DOE grant is a significant step in advancing this first-of-its-kind, large-scale technology, and we’re proud to partner with Svante, Oxy Low Carbon Ventures and Total to bring it to life.”

“This project along with the U.S. DOE funding is an important external validation that we are becoming a significant global technology provider in carbon capture space across a range of large-scale industrial applications like cement and blue hydrogen” said Claude Letourneau, president and CEO of Svante Inc.

“Total brings its experience in this new phase of feasibility to support the development of Svante’s promising CO2 capture technology. Together with our industrial partners and thanks to public-private initiative, we aim at accelerating the deployment, at scale, of innovative and cost-efficient technologies, contributing to decarbonize industry and curb CO2 emissions“, said Marie-Noëlle Semeria, senior vice president, Group CTO at Total.

Electricore, Inc. will facilitate management of the federal grant, and Kiewit Engineering Group Inc. will lead the engineering development. This joint initiative follows the recently-launched Pilot Plant Project CO2MENT between Svante, LafargeHolcim and Total in Canada at the Lafarge Richmond cement plant, where progress has been made towards re-injecting captured CO2 into concrete.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major. www.total.com

About Oxy Low Carbon Ventures

Oxy Low Carbon Ventures, LLC (OLCV) is a subsidiary of Occidental an international energy company with operations in the United States, Middle East, Africa and Latin America. OLCV is advancing cutting-edge, low-carbon technologies and business solutions that economically and sustainably grow our business while reducing emissions. OLCV is also progressing the development of low-carbon fuels and products, as well as sequestration services to support carbon capture projects globally.

About LafargeHolcim

LafargeHolcim is the global leader in building materials and solutions and active in four business segments: Cement, Aggregates, Ready-Mix Concrete and Solutions & Products. Its ambition is to lead the industry in reducing carbon emissions and shifting towards low-carbon construction. With the strongest R&D organization in the industry, the company seeks to constantly introduce and promote high-quality and sustainable building materials and solutions to its customers worldwide - whether individual homebuilders or developers of major infrastructure projects. In the United States, LafargeHolcim companies include close to 350 sites in 43 states and employ 7,000 people. Our customers rely on us to help them design and build better communities with innovative solutions that deliver structural integrity and eco-efficiency.

About Svante

Svante offers companies in emissions-intensive industries a commercially viable way to capture large-scale CO2 emissions from existing infrastructure, either for safe storage or to be recycled for further industrial use in a closed loop. With the ability to capture CO2 directly from industrial sources at less than half the capital cost of existing solutions, Svante makes industrial-scale carbon capture a reality. Svante’s Board of Directors includes Nobel Laureate and former Secretary of Energy, Steven Chu; CEO of OGCI Climate Investments Pratima Rangarajan; and Steven Berkenfeld, former Head of Industrial & Cleantech Practice at Barclays Capital. To learn more about Svante’s technology, click here or visit Svante’s website. You can also connect with us on LinkedIn or Twitter @svantesolutions.

Svante Julia McKenna (Media) jmckenna@svanteinc.com +1 (778) 985 5722	LafargeHolcim Jocelyn Gerst Jocelyn.Gerst@lafargeholcim.com +1 (773) 355 4701

Oxy Low Carbon Ventures Merritt Talbott (Media) Merritt_Talbott@oxy.com +1 (713) 552 8676	Total Media Relations: presse@total.com l +33 1 47 44 46 99 Investor Relations: ir@total.com l +44 (0)207 719 79 62

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